UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

GOLUB CAPITAL BDC, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

38173M 102
(CUSIP Number)
Lawrence E. Golub c/o Golub Capital BDC, Inc. 150 South Wacker Drive, Suite 800 Chicago, IL 60606 (312) 205-5050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38173M 102
1	Name of Reporting Person Lawrence E. Golub
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 290,478
	8	Shared Voting Power 448,166
	9	Sole Dispositive Power 288,964
	10	Shared Dispositive Power 1,584,019
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,872,983
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percentage of Class Represented by Amount in Row (11) 4.3
14	Type of Reporting Person IN

This Amendment No. 7 (“Amendment No. 7”) supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2010 (as amended on April 6, 2011, January 3, 2012, August 17, 2012, January 3, 2013, March 1, 2013 and September 20, 2013 the "Schedule 13D"), by Mr. Lawrence E. Golub.  Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.  This Amendment No. 7 is filed by Mr. Golub in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Golub may be deemed to be the beneficial owner of 1,872,983 shares of Common Stock, representing 4.3% of the total issued and outstanding shares of Common Stock.  As set forth below, Mr. Golub’s beneficial ownership of 1,872,983 shares of Common Stock is comprised of his indirect beneficial ownership of the 288,964 shares of Common Stock owned by 555 Madison Investors IV, LLC and Whitehall Capital Investors IV, LLC for his benefit, his indirect beneficial ownership of the 1,135,853 shares of Common Stock owned directly by Golub Capital Company VI LLC and his indirect beneficial ownership of 448,166 shares of Common Stock owned directly by GCI Development LLC, Golub Capital LLC, GEMS Associates, LLC and Golub GP V LLC, the general partner of the sole member of Golub Capital Company V LLC, which was an investor in such entity prior to the January 2, 2014 distribution-in-kind referenced below. All percentages set forth in this statement on Schedule 13D are based upon the 43,325,574 shares of Common Stock issued and outstanding as of the date hereof.

On January 2, 2014, Golub Capital Company V LLC distributed all 2,291,784 shares of Common Stock for which it held record title to its investors.

Mr. Golub is the indirect beneficial owner of the 288,964 shares of Common Stock owned by 555 Madison Investors IV, LLC and Whitehall Capital Investors IV, LLC for his benefit and has sole voting power and sole dispositive power over these shares. Mr. Golub also indirectly beneficially owns 1,514 shares of Common Stock through an investment in Golub Capital Company VI LLC, which directly owns 1,135,853 shares of Common Stock.  Mr. Golub has sole voting power over these 1,514 shares, as the voting rights to the Common Stock owned by the entity have been passed through to the members or limited partners of the entity.  Together with the 288,964 shares owned by 555 Madison Investors IV, LLC and Whitehall Capital Investors IV, LLC for his benefit, Mr. Golub has sole voting power over 290,478 shares of Common Stock.

Mr. Golub, together with David B. Golub, is a control person of Golub Capital LLC, the investment advisor of Golub Capital Company VI LLC.  Due to his control of Golub Capital Company VI LLC, Mr. Golub may be viewed as having shared dispositive power over all of the 1,135,853 shares of Common Stock owned directly by such entity although voting rights to the Common Stock have been passed through to the members or limited partners of the entity.  The entity received shares of Common Stock in exchange for the limited liability company interests it owned in Golub Capital BDC LLC, the Issuer’s predecessor entity, upon the conversion of the Issuer from a Delaware limited liability company to a Delaware corporation on April 13, 2010.  Mr. Golub disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein, which interest is set forth above.

Mr. Golub, together with David B. Golub, is a control person of GCI Development LLC, Golub Capital LLC, GEMS Associates, LLC and Golub GP V LLC.  Due to his control of such entities, Mr. Golub may be viewed as having shared voting and dispositive power over all of the 448,166 shares directly owned by such entities.  Mr. Golub disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2014
Date

/s/ Lawrence E. Golub
Signature

Lawrence E. Golub
Name